SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 8-K

CURRENT REPORT

PURSUANT TO SECTION 13 OR 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported) April 29, 2003

PORTLAND GENERAL ELECTRIC COMPANY
(Exact name of registrant as specified in its charter)

Oregon	**Commission File Number**	**93-0256820**
(State or other jurisdiction of incorporation or organization)	1-5532-99	(I.R.S. Employer Identification No.)

121 SW Salmon Street, Portland, Oregon 97204
(Address of principal executive offices) (zip code)

Registrant's telephone number, including area code: **(503) 464-8000**

Item 5. Other Event

Oregon Public Utility Commission Staff Report on Trading Activities by Portland General Electric, PacifiCorp, and Idaho Power Company during the Western Electricity Crisis of 2000-01

On April 29, 2003, the Staff of the Oregon Public Utility Commission (OPUC) issued a draft report entitled "Trading Activities by Portland General Electric, PacifiCorp, and Idaho Power Company during the Western Electricity Crisis of 2000-01: Did They Violate Any Oregon Statutes, Rules, or Orders" (Draft Report).

In the Draft Report, the Staff makes two recommendations applicable to Portland General Electric Company (PGE): First, that the OPUC affirm that it will hold harmless the customers of PGE, PacifiCorp, and Idaho Power (the Utilities) in the event any penalties are imposed by the Federal Energy Regulatory Commission (FERC) or any other authority investigating the trading activities of the Utilities.   Second, that the OPUC open a formal investigation of PGE's trading activity in 2000-01. The Staff recommended a two-stage proceeding, with the first stage to address whether PGE mismanaged its trading activities during that period. In the event that the OPUC determined that PGE mismanaged its trading activities, the second stage would address the appropriate relief.

In addition, the Staff recommended that the OPUC delay any decision on an investigation of whether PGE engaged in misconduct with respect to its trading activities until after FERC issues its decision in its proceeding related to the possible violation by PGE of PGE's code of conduct, the FERC's standards of conduct, and PGE's market-based rate tariffs (Docket No. EL02-114-000). For further information, see "Federal Investigations - Wholesale Power Markets" in Item 7. - "Management's Discussion and Analysis of Financial Condition and Results of Operations" in PGE's 2002 Annual Report on Form 10-K, and "Show Cause Order" in Item 5. - "Other Events" in PGE's Current Report on Form 8-K dated March 25, 2003.

With respect to possible misconduct, the Staff stated that there has been no ruling that any trading activities by PGE broke any federal laws or requirements, and that the effect on the wholesale market of PGE's trading activities currently under investigation by FERC apparently was small. With respect to possible mismanagement, the Staff stated that it believes that there is a prima facie case that PGE mismanaged certain of its trading activities with an affiliate, Enron Power Marketing, Inc. (EPMI), but acknowledged the case is "not open and shut."

The Draft Report included two other options to the Staff's recommendation. The first option would be to commence a proceeding to determine whether PGE engaged in misconduct and/or mismanagement, with a second proceeding, if needed, to determine what relief, if any, is appropriate. The other option would be to delay any investigation until after the FERC has completed its proceedings.

The Staff is requesting written comments on the Draft Report by May 21, 2003. The Staff intends to issue its final report in early June 2003 and present its recommendation to the OPUC at that time.

Management does not believe that PGE engaged in any misconduct. In addition, although PGE self-reported to the FERC more than a year ago the failure to post information about certain energy transactions with EPMI, management does not believe that PGE's trading activities with EPMI rise to the level of mismanagement suggested by the Staff. Management cannot at this time predict if the OPUC will conduct an investigation or the possible outcome if an investigation is commenced. However, it believes this matter will not have a material adverse impact on the Company's financial condition or results of operations.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.


PORTLAND GENERAL ELECTRIC COMPANY
(Registrant)


April 30, 2003	By:	/s/ James J. Piro
		James J. Piro
		Executive Vice President, Finance
		Chief Financial Officer and
		Treasurer

April 30, 2003	By:	/s/ Kirk M. Stevens
		Kirk M. Stevens
		Controller and
		Assistant Treasurer